8100 SW Tenth Street Suite 4000 Fort Lauderdale, FL 33324	Tel: (954) 581-0922 Fax: (954) 473-4710 www.nationalbeverage.com

August 31, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

RE:	National Beverage Corp.
Form 10-K for the Fiscal Year Ended April 29, 2023
Filed June 28, 2023
File No. 001-14170

Dear Mr. Purcell and Ms. Dorin:

Please allow this to confirm our discussion this afternoon in which National Beverage Corp. requested and received an extension through September 6, 2023, to provide its written response to the comment letter dated August 3, 2023. Thank you.

Sincerely,

/s/ George R. Bracken

George R. Bracken

Executive Vice President – Finance